John M. Kinsey, MSN, FNP

OBJECTIVE
To provide high quality, patient-centered, evidence-based medical care. Strong belief in the importance of cultural competency and health literacy as a mean to improving patient/family outcomes.

PROFILE
Flexible and dependable; work well independently and with a team. Effective time management skills. Strong working knowledge of electronic health records. Good understanding of budgetary constraints.

EXPERIENCE

Wilderness Medical Staffing — **Goodnews Bay, AK**; **Manakotak, AK**; **Venetie, AK**; **Skagway, AK**; **Fort Yukon, AK**
Dates: December 2018 – Present
Position: Locums Nurse Practitioner
Duties: Acute and Chronic Care of the sick and injured located in remote areas and coordinate medevacs

Alabama - 3 DMAT — **Mobile, AL**
Dates: January 2000 - Present
Position: Paramedic, Security Specialist, Supervisory Nurse, Nurse Practitioner.
Duties: Disaster Medical team (AL-3); Post hurricane Katrina, Night Operations Chief for State of Louisiana; Medical Branch Director; Multiple Deployments; JPATS, AET.

Rush Foundation Hospital — **Meridian, MS**
Dates: October 2018 – June 2019
Position: Emergency Room Nurse Practitioner
Duties: Acute and Chronic Care of the sick and injured.

North Slope Borough Fire Department — **Barrow, AK**
Dates: June 2017 – September 2018
Position: Flight Nurse/ Paramedic
Duties: Acute Care; PRN Position

Samuel Simmonds Memorial Hospital — **Barrow, AK**
Dates: September 2016 – September 2018
Position: Emergency Room Registered Nurse
Duties: Acute and Chronic Care; Senior nurse on shift

Mississippi Gulf Coast Community College — **Gautier, MS**
Dates: August 2013 - May 2016

Position: Adjunct Faculty for School of Nursing

Garden Park Medical Center   **Gulfport, MS**
Dates: March 2010 - September 2016
Position: Registered Nurse
Duties: Triage Charge Nurse, Emergency Room Registered Nurse, Acute and Chronic Care

Our Lady of the Lake RMC   **Baton Rouge, LA**
Dates: August 2008 - June 2010
Position: Registered Nurse
Duties: Charge Nurse, Emergency Room Registered Nurse, Acute and Chronic Care

KBR/Halliburton   **Cedar II, Iraq**
Dates: November 2004 - May 2005
Position: Health, Safety & Environmental – Paramedic
Duties: Staffed medical clinic for sick call and emergencies, completed OSHA and workman's compensation reports, maintained clinic readiness for mass causality

Harrison County Sheriff Department   **Gulfport, MS**
Dates: July1996 - November 2004
Position: Deputy Sheriff / Paramedic
Duties: Reserve deputy assigned to special operations, Marine and SWAT duties, Medical officer for SWAT Team

American Medical Response   **Gulfport, MS**
Dates: April 1992 - August 2009
Position: Assistant Field Supervisor,   Emergency Medical Technician - Paramedic
Duties:; Supervise shift of 24 employees; Responsible for crew operation and safety; Field Training Officer; Rural Responder Jackson and Harrison County; Managed the Natchez operation during Hurricane Lilly; Staffed and assisted the county EOC during Hurricane Isadora, George & Katrina

Jackson County Medical Examiners' Office   **Pascagoula, MS**
Dates: October 1996 – January 2015
Position: Chief Deputy Coroner
Duties: Death Scene Investigator, Compiled and filed reports with state and local agencies

<u>EDUCATION</u>
2/2016 **Kaplan University**
Graduate School Of Nursing
Degree Received: Post Master Certificate - Nurse Practitioner
8/2013 **Alcorn State University**   **Natchez, MS**
Graduate School of Nursing
Degree Received: Masters in Nursing Education
6/2012   **William Carey University**   **Hattiesburg, MS**
School of Nursing
Degree Received: Bachelor of Science in Nursing
8/2008   **Pensacola Junior College**   **Pensacola, FL**
School of Nursing

Degree Received: Associate Degree of Nursing
7/1994 Mississippi Gulf Coast Community College   **Long Beach, MS**
Paramedic School
8/1993 William Carey College   **Hattiesburg, MS**
Degree Received: Bachelor of Liberal Studies with Emphasis in Biology and Psychology

CERTIFICATIONS
AANP – Family Nurse Practitioner Certification
TNCC (Emergency Nurse Association)
Advanced Cardiac Life Support (ACLS); Pedi2atric Advanced Life Support (PALS); Advance Trauma Life Support (ATLS); Neonatal Resuscitation Program (NRP)
Advanced Aeromedical Evacuation, Basic & Critical Care
Certified Tactical Swat Team - Emergency Medical Services
National Registry of Emergency Medical Technicians - Paramedic
Registered Nurse (Alaska, Mississippi)
TelEmergency Advance Practice Providers Training Course (UMMC)

REFERENCES
Available on request